UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of June 2024

Commission File Number: 001-36885

TANTECH HOLDINGS LTD
(Registrant’s name)

c/o Tantech Holdings (Lishui) Co., Ltd.

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323000

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

As previously reported, on May 20, 2024, The Nasdaq Stock Market LLC (“Nasdaq”) notified Tantech Holdings Ltd (the “Company”) that since the Company had not yet filed its Form 20-F for the year ended December 31, 2023 (the “Filing”), it no longer complied with the periodic filing requirement for The Nasdaq Stock Market pursuant to Listing Rule 5250(c)(1) (the “Rule”). Under the Rule, the Company had 60 calendar days to submit a plan to regain compliance. The Company subsequently submitted the Filing on June 11, 2024.

On June 14, 2024, the Company received a letter from Nasdaq notifying the Company that, based on the June 11, 2024 filing of the Company’s Form 20-F for the period ended December 31, 2023, Nasdaq has determined that the Company complies with the Rule. Accordingly, the matter has been closed.

A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.

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EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated June 17, 2024, entitled “Tantech Holdings Ltd Regains Compliance with Nasdaq”

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TANTECH HOLDINGS LTD

Date: June 17, 2024	By:	/s/ Wangfeng Yan
	Name:	Wangfeng Yan
	Title:	Chief Executive Officer

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